MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001.

The following management discussion and analysis is for the quarter ended September30, 2004 and includes relevant information up to November 9, 2004 (“Report Date”). Additional information relating to the Company, including the Company’s AIF, is on SEDAR at www.sedar.com.

Exploration Activities and Outlook

Atna made excellent progress during the quarter towards achieving its objective of developing an advanced exploration project.

In mid August, Atna and Pinson Mining Company (Barrick) signed a definitive option agreement enabling Atna to earn up to a 100% interest in the Pinson gold property in Nevada. Pinson, an open pit mine that produced almost a million ounces of gold prior to closure in 2000, is located at the north end of the Battle Mountain Eureka/Cortez gold trend where it intersects the Getchell trend. The area is prolifically mineralized with well over 24 million ozs. of past production and resources from Placer Dome’s Getchell and Turquoise Ridge deposits and Newmont’s Twin Creeks and Lone Tree deposits. Work began immediately to explore the down dip potential of the CX and Range Front zones of high grade gold mineralization, which dip below the open pits.

A number of previously drilled holes outlining the CX and Range Front zones were reassayed to validate historic data and to bring it into a uniform, quality assured database. The CX zone is outlined by 18 drill holes with average drill intercepts of 22.5 ft., ranging from 5 ft. to 80 ft. The zone is traced down dip for 1400 ft. and varies in strike length from 800 ft. to 1200 ft. The weighted average grade of the drill intercepts is 0.38 ozs/ton (12.9 grams/tonne). Range Front, as outlined by 14 drill holes has an average drill intercept length of 15.8 ft. (range: 5 ft. - 75 ft.), a strike length from 1000 ft. -1200 ft., and goes down dip over 2100 ft. The weighted average grade of all the intercepts is 0.434 ozs/ton (14.9 grams/tonne). Geologically, the 2 zones are similar to the adjacent deposit at Getchell.

Four drills are working on the property to infill the previous drill holes in both the CX and Range Front zones with the objective to enable calculating a well-engineered resource that is also compliant with NI43-101 regulatory standards. A resource calculation will be completed early in the first quarter of 2005. Planning, engineering and permitting are also in progress to design and lay out an underground exploration program.

Activity at other projects in Nevada included mapping and geochemical sampling at Jarbidge, where drilling is anticipated next spring, assuming receipt of appropriate permits. Some grab samples confirmed the very high grade nature of mineralization where one specimen from an old prospect tunnel in an undrilled area assayed 29 ozs/ton of gold and 35 ozs/ton of silver. Partners continued work on the Clover, Triple Junction, and Beowawe properties as well.

Following the end of the quarter, the sale of Atna’s interest in Wolverine to Expatriate Resources was completed. Atna received the final cash payment of $1,000,000, 10,000,000 units of Expatriate were released to Atna from escrow, and the precious metals royalty was registered on the property (4% NSR on total precious metal production when the silver price is over $5.00, increasing to 10% at $7.50/oz silver).

An agreement was reached with Cameco to buy its minority 32% interest in the Marg deposit in the Yukon. Marg is a massive sulphide deposit with a previously reported resource of 4,100,000 tonnes grading 62.7 grams/t silver, 0.98 grams/t gold, 1.8% copper, 4.6% zinc, and 2.5% lead. The consolidation by Atna of a 100% interest in Marg should add value and facilitate finding a partner or buyer for the property.

The Cachinal de la Sierra property in Chile was optioned during the quarter to Valencia Resources, who have consolidated a substantial property position in this attractive mineralized district near Meridian Gold’s El Penon gold mine.

Operations Results

Three months ended September 30, 2004 compared to three months ended September 30, 2003

For the three months ended September 30, 2004, the Company incurred a loss of $395,544 ($230,795 for 2003), resulting in basic and diluted loss per share of $0.01 ($0.01 for 2003). The difference between 2004 and 2003 is mainly attributable to:

  The loss of $163,281 recognized in the current period related to the write-off of Golden Cloud property in Nevada.
  Grant of 40,000 employee stock options resulting in a non-cash stock-based compensation expense of $4,840 ($nil in 2003).
  Decrease of $97,785 in general exploration and business development expenses due primarily to the Company’s focus in exploring its Pinson property and the decrease in non-capitalized general exploration activities in Mexico.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

The Company’s net loss for the nine months ended September 30, 2004 was $2,276,991 or $0.07 per share, compared to a net loss of $1,252,279 or $0.06 per share during the same period in 2003. The loss is inclusive of $1,359,561 loss from the sale of Wolverine property ($nil in 2003), a loss of $216,876 ($11,660 in 2003) from other asset dispositions, a loss of $37,421 ($77,304 in 2003) from foreign exchange expenses and a loss of $94,770 ($nil in 2003) from the stock-based compensation expenses. Excluding those items, the loss from operations decreased to $568,363 during the current interim period from $1,163,315 in 2003 due mainly to the decrease in non-capitalized general exploration activities in Chile and Mexico in 2004, and due to a decrease in the wage and benefit expenses resulting from the buyout of employment contracts in 2003.

The Company granted a total of 865,000 stock options and reported a non-cash stock-based compensation expense of $94,770 ($nil in 2003) during the current interim period.

Investing and Financing

During the current interim period the Company incurred $1,372,244 in deferred acquisition and exploration expenditures on properties owned or subject to acquisition agreements in good standing. Deferred acquisition and exploration expenditures were offset by $90,368 received from joint venture partners as per option property agreements. During the current interim period, the Company issued an aggregate of 30,000 common shares at a deemed price of $0.53 per share to acquire an exploration property in Nevada. It received shares from joint venture partners with a value of $85,000 as option payments pursuant to the terms of property acquisition and option agreements.

During the nine months ended September 30, 2004 the Company received $109,500 from the exercise of 410,000 stock options, at prices ranging from $0.22 to $0.34 per share.

Summary of Quarterly Results

Results for the eight most recent quarters ending with last quarter for the three months ended on September 30, 2004.

For the quarterly periods ending on:	Sept. 30, 2004 $	June 30, 2004 $	March 31, 2004 $	Dec. 31, 2003 $

Total Revenues	Nil	Nil	Nil	Nil

Loss before adjustments	129,073	206,249	233,041	220,211

Loss for the period	395,544	1,569,304	312,143	512,657

Basic loss per share	0.01	0.05	0.01	0.02

For the quarterly periods ending on:	Sept. 30, 2003 $	June 30, 2003 $	March 31, 2003 $	Dec. 31, 2002 $

Total Revenues	Nil	Nil	Nil	Nil

Loss before adjustments	222,860	483,868	456,587	680,778

Loss for the period	230,795	518,004	503,480	1,859,422

Basic loss per share	0.01	0.02	0.02	0.09

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include: adjustment of the Company’s carrying cost of the Wolverine joint ventures to net realizable value; reporting of non-cash stock based compensation expenses; write down of mineral property costs; write down of Chile’s Value-added tax receivable; and settlement of employment contracts.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased from $3,691,757 to $2,989,663 from December 31, 2003 to September 30, 2004, a difference of $990,107.

The Company signed a binding term sheet with Pinson Mining Company (“Pinson”) wherein the Company may acquire up to 100% interest in the Pinson Mine Property, Humboldt County, Nevada. Pursuant to the term sheet, the Company commits to spend US$1.5 million in the first year of the agreement. The Company’s current net working capital position provides it with sufficient liquidity to meet its commitment in this transaction and its working capital requirements and property maintenance costs in 2004.

The Company received the final cash payment of $1,000,000 on October 25, 2004 from Expatriate Resources Ltd. related to the sale of its 39.4% minority interest in the Wolverine property to Expatriate Resources Ltd. ("Expatriate").

On October 29, 2004, the Company entered into an agreement with Canaccord Capital Corporation (the “Agent”) to conduct a brokered private placement of up to 3,640,000 units (the “Units”) at $0.55 per Unit for gross proceeds of $2,002,000. Each Unit consists of one common share and one-half of one share purchase warrant (a “Warrant”). Each one whole Warrant entitles the holder to acquire one additional common share at $0.70 for a period of 12 months from the closing date. The Agent has the option to increase the offering by up to 100% at any time prior to the closing date, resulting in aggregate gross proceeds of $4,004,000 or 7,280,000 Units, if the over- allotment option is fully exercised.

The Company continues to carry out exploration of its mineral properties and to review new prospects and opportunities. The Company expects to obtain financing in the future.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date

Issued & Outstanding shares at November 9, 2004	30,825,667

Employees Stock Options	2,085,000	$0.22-$0.50	12/5/05 to 07/05/07

Warrants	4,370,550	$0.45-$0.74	04/19/05 to 09/30/05

Agent's Options	622,100	$0.425	09/30/05

Fully diluted at November 9, 2004	37,903,317

Forward Looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future exploration drilling, exploration activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.